# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### 4 August 2015

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES ACT OF 1933

### Amplify Snack Brands, Inc.

### File No. 333-205274 -- CF# 32435

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Amplify Snack Brands, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on June 26, 2015, as amended.

Based on representations by Amplify Snack Brands, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 10.13 | through April 29, 2023 |
| Exhibit 10.14 | through October 30, 2016 |
| Exhibit 10.15 | through October 30, 2016 |
| Exhibit 10.16 | through October 30, 2016 |
| Exhibit 10.17 | through October 30, 2016 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Brent J. Fields
Secretary